Exhibit B


VIA FEDERAL EXPRESS

November 28, 2001

Chris C. Gagas
Chairman
Pathfinder Bancorp, Inc.
214 West First Street
Oswego, NY 13126

Dear Chris:

   Enclosed please find a copy of the complaint filed today by Jewelcor Management, Inc. ("JMI") against Pathfinder Bancorp, Inc. ("Pathfinder") and its directors in the United States District Court for the Northern District of New York seeking actual damages in excess of $1 million, punitive damages in excess of $10 million, as well as injunctive and declaratory relief.

   As you know, JMI is very confident in its position that Pathfinder's Board of Directors breached its fiduciary duty of care and loyalty to the shareholders when it refused to consider a proposal submitted by Fulton Savings Bank ("Fulton") to acquire 100% of the outstanding common stock of Pathfinder. Fulton has offered to pay $17.00 per share for the publicly held shares of the common stock.

   Pathfinder's stock, with its extremely limited liquidity, had been trading in the $6 range when I began communicating with you regarding the Fulton offer. I am sure you realize that a mutual savings bank is uniquely positioned to offer an extraordinary premium to the stock due to their nature of ownership. Even a second-step conversion would have the shareholders realize a significantly lower price.

   The bank's performance, wherein it earned a 1.79% return on its equity, should, in my opinion, be a severe embarrassment to you. I am concerned about the future of Pathfinder given its small size and inefficiencies.
In your heart, I suspect that you share these concerns.

   In my opinion, Fulton's $17.00 offer was extremely attractive and I urge you and your colleagues to enter into immediate negotiations with Fulton.
I am disappointed in the performance of Pathfinder and in the conduct of its Board of Directors. You have repeatedly asked me to be patient. After five years, my patience has been exhausted.

   Please be so kind as to provide copies of this letter and the complaint to the rest of the Board. If I do not hear from you to the contrary, I will assume you have done so.


						Sincerely,

						/s/ Seymour Holtzman
						Seymour Holtzman